Investor Relations

Holcim

Hagenholzstrasse 85
CH-8050 Zürich

Phone +41 58 858 87 87
Fax +41 58 858 80 09

Securities Exchange Commission
File N° 82-4093
450 Fith Street, N.W.
USA - WASHINGTON D.C., 20549

Mail Stop 3-9

Zurich, May 22, 2006

File N° 82-4093

Dear Sirs,

Please find enclosed:

- Media Release:
  Holcim Ltd announces final conditions of the proposed share capital increase with subscription rights (3 pages)
  and
  Annual General Meeting Holcim Ltd (2 pages)

With kind regards,

B. Fuchs

Beate Fuchs

Encl.: mentioned

Corporate Communications

Holcim

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland

Phone +41 58 858 87 10
Fax +41 58 858 87 19

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA, JAPAN AND THE EUROPEAN ECONOMIC AREA

May 12, 2006

Media release

File N° 82-4093

Annual General Meeting Holcim Ltd

The 1,370 shareholders attending the AGM voted in favor of all motions by a large majority. The proposed capital increase and the payment of a higher gross dividend of CHF 1.65 per registered share were among the main motions approved.

Representing some 42,2 percent of the company's share capital, the 1,370 shareholders attending the 94th Ordinary Annual General Meeting of Shareholders of Holcim Ltd approved by a large majority all the motions proposed by the Board of Directors.

The key items on the agenda were the approval of a capital increase from CHF 459,851,036 to CHF 505,801,130 through the issue of 21,075,047 fully paid-in registered shares and the increase of the gross dividend from CHF 1.25 to CHF 1.65.

Holcim Board members Thomas Schmidheiny, Wolfgang Schürer and Dieter Spälti were re-elected for a further three year term. Lord Fowler and Adrian Loader were newly elected to the Board of Directors also for a term of office of three years.

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For information on the 2006 business development, please see the media release dated May 11, 2006 on the first quarter of 2006.

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Holcim is one of the world's leading suppliers of cement and aggregates (crushed stone, sand and gravel) as well as downstream activities such as ready-mix concrete and asphalt including services. The Group holds majority and minority interests in more than 70 countries on all continents.

* * * * * * *

This media release is also available in German.

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Corporate Communications: Tel. +41 58 858 87 10
Investor Relations: Tel. +41 58 858 87 87

* * * * * * *

Internet: www.holcim.com

* * * * * * *

File N° 82-4093

THESE MATERIALS ARE NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES. THEY ARE NOT AN OFFER OF SECURITIES FOR SALE INTO THE UNITED STATES.

THE SHARES AND RIGHTS MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS THEY ARE REGISTERED OR EXEMPT FROM REGISTRATION. THERE WILL BE NO PUBLIC OFFER OF SECURITIES IN THE UNITED STATES, CANADA, AUSTRALIA AND JAPAN.THIS DOCUMENT IS BEING DISTRIBUTED ONLY TO, AND IS DIRECTED AT (A) PERSONS WHO ARE OUTSIDE THE UNITED KINGDOM OR (B) INVESTMENT PROFESSIONALS FALLING WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (THE "**ORDER**") OR (C) HIGH NET WORTH ENTITIES, AND OTHER PERSONS TO WHOM IT MAY OTHERWISE LAWFULLY BE COMMUNICATED, FALLING WITHIN ARTICLE 49(2)(A) TO (D) OF THE ORDER (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "**RELEVANT PERSONS**"). THE SECURITIES TO WHICH THIS DOCUMENT RELATES ARE AVAILABLE ONLY TO, AND ANY INVITATION, OFFER OR AGREEMENT TO SUBSCRIBE, PURCHASE OR OTHERWISE ACQUIRE SUCH SECURITIES WILL BE AVAILABLE ONLY TO OR WILL BE ENGAGED IN ONLY WITH, RELEVANT PERSONS. ANY PERSON WHO IS NOT A RELEVANT PERSON SHOULD NOT ACT OR RELY ON THIS DOCUMENT OR ANY OF ITS CONTENTS.

In Member States of the European Economic Area ("**EEA**") that as the date of this announcement have implemented the Prospectus Directive (each a "**Relevant Member State**"), this announcement and any offer if made subsequently is directed only at persons who are "qualified investors" within the meaning of Article 2(1)(e) of Directive 2003/71/EC (the "**Prospectus Directive**") ("**Qualified Investors**"). Any person in a Relevant Member State who acquires the securities in any offer or to whom any offer of the securities is made will be deemed to have represented and agreed that it is a Qualified Investor and that in the case of any securities acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the securities acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than Qualified Investors; or (ii) where securities have been acquired by it on behalf of persons in any Relevant Member State other than Qualified Investors, the offer of those securities to it is not treated under the Prospectus Directive as having been made to such persons.
Stabilisation/FSA

Corporate Communications

Holcim

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland

Phone +41 58 858 87 10
Fax +41 58 858 87 19

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA, JAPAN AND THE EUROPEAN ECONOMIC AREA

Media release

File N° 82-4093

Holcim Ltd announces final conditions of the proposed share capital increase with subscription rights

The Board of Directors of Holcim Ltd has defined the final conditions of the approximately CHF 1.7 billion capital increase which has been fully underwritten by a syndicate of banks.

12 May 2006 – Subject to the approval of today's annual general meeting, the share capital of Holcim Ltd will be increased from CHF 459,851,036 to CHF 505,801,130 through the issue of 21,075,047 fully paid-in registered shares with a par value of CHF 2 each. Upon conclusion of the transaction, and taking into account the issuance of new shares as a result of the exercise of conversion rights under existing convertible bonds 252,900,565 registered shares with a par value of CHF 2 each will therefore be outstanding.

The Board of Directors has set the final subscription price for the new registered shares at CHF 83, which corresponds to gross proceeds of CHF 1.749 billion. The new shares have been fully underwritten at the subscription price by a syndicate of banks.

Shareholders will receive 1 subscription right for each registered share held after close of exchange trading on 15 May 2006. Every 11 subscription rights will entitle holders to subscribe for 1 new share by exercising the relevant subscription rights. The subscription price of CHF 83 corresponds to a discount of 23.2 percent on the closing price of CHF 109.70 on 11 May 2006 and a discount of 21.7 percent on the theoretical ex-rights price after a proposed dividend payment of CHF 1.65 gross per previous registered share.

Subscription rights will be traded on virt-x from 16 May 2006 to 22 May 2006 and can be exercised from 16 May 2006 to 23 May 2006, 12:00 noon CET. Any newly issued shares as to which subscription rights are not exercised will be placed by the syndicate of banks in the market.

An application has been made to list the new shares on the SWX Swiss Exchange. Trading in the new registered shares is expected to commence on virt-x on 24 May 2006.

The new shares will be fully eligible for dividends for the 2006 business year.

Timetable for the capital increase **File N° 82-4093**

12 May 2006	♦ Ordinary annual general meeting. ♦ Media release on decisions taken by the annual general meeting.
15 May 2006	♦ After close of business: anticipated cut-off date for entitlement to dividend and subscription right.
16 May 2006	♦ Dividend payment date. ♦ Start of trading in subscription rights. ♦ Start of subscription period.
22 May 2006	♦ End of trading in subscription rights.
23 May 2006	♦ 12:00 noon CET: end of the subscription period. ♦ Subscription rights which have not been exercised by this time will lapse without compensation.
24 May 2006	♦ Anticipated first day of trading in the new shares.
30 May 2006	♦ Anticipated delivery of the new shares.

* * * * * * *

Holcim is one of the world's leading suppliers of cement and aggregates (crushed stone, sand and gravel) as well as downstream activities such as ready-mix concrete and asphalt including services. The Group holds majority and minority interests in more than 70 countries on all continents.

* * * * * * *

This media release is also available in German.

* * * * * * *

Corporate Communications: Tel. +41 58 858 87 10
Investor Relations: Tel. +41 58 858 87 87

* * * * * * *

Internet: www.holcim.com

* * * * * * *

In Member States of the European Economic Area ("**EEA**") that as the date of this announcement have implemented the Prospectus Directive (each a "**Relevant Member State**"), this announcement and any offer if made subsequently is directed only at persons who are "qualified investors" within the meaning of Article 2(1)(e) of Directive 2003/71/EC (the "**Prospectus Directive**") ("**Qualified Investors**"). Any person in a Relevant Member State who acquires the securities in any offer or to whom any offer of the securities is made will be deemed to have represented and agreed that it is a Qualified Investor and that in the case of any securities acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the securities acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than Qualified Investors; or (ii) where securities have been acquired by it on behalf of persons in any Relevant Member State other than Qualified Investors, the offer of those securities to it is not treated under the Prospectus Directive as having been made to such persons.

Stabilisation/FSA